Information for US persons: The consideration paid to shareholders of Banesto for the merger will be the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult to enforce rights and any claim arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the issuer may purchase securities otherwise than pursuant to the merger, such as in open market or privately negotiated purchases. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this document should be construed as a profit forecast.

Press release

Banco Santander to absorb Banesto and Banif, combining its brands in Spain

▪	The transaction is part of the restructuring of the Spanish financial system and will strengthen the Santander brand, which will have 4,000 offices under the same corporate identity

▪	Banesto shareholders will receive Santander shares at a premium of 24.9%

▪	Santander and Banesto customers will benefit from a broader branch network, with access to a wider range of products and coverage for their international needs

▪	The merger will be completed in May next year. The operational and brand integration will be completed in 2013

▪	The merger of the two banks will generate synergies of EUR 520 million in the third year. Cost savings will be generated through the integration of central services and the closure of 700 branches

Madrid, Dec. 17, 2012 – The Board of Directors of Banco Santander approved today a proposal to absorb Banesto through a merger. Banco Santander currently holds 89.74% of Banesto’s share capital.

Banco Santander Chairman Emilio Botín said: “This is a good transaction for everyone. For the shareholders of Santander and Banesto, who will receive a premium of 25% and shares with the most attractive dividend in the market; for customers of Banesto, who will have access to the Group’s 14,000 branches around the world; and for employees, who will be able to have international careers. Santander is the strongest, most solid bank in Spain.”

This transaction is part of the restructuring of the Spanish financial system, which involves a significant reduction in the number of competitors and the creation of larger financial institutions. Against this backdrop, Banco Santander has decided to operate under a single brand in Spain by absorbing Banesto and Banif.

The minority shareholders of Banesto, who hold 10.26% of its capital, will receive existing shares in Banco Santander at a rate of exchange that will include a premium of 24.9% over the Banesto closing quote of Friday, Dec. 14. The Santander stock has one of the best per share remunerations in the market. Employees of Banesto will join Banco Santander and have access to better career possibilities, with international opportunities.

Santander, Banesto and Banif customers will also benefit from the integration through access to a broader branch network, with 4,000 branches in Spain under a single corporate brand. Brand Finance has ranked Santander as the most valuable banking brand in Spain and the fourth most valuable in the world. The merger of the two networks under a single brand will boost Grupo Santander’s growth in both loans and deposits

Moreover, Banesto customers will benefit from the integration through access to a wider range of products and the largest international branch network in the world, with more than

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2	1
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
comunicacionbancosantander@gruposantander.com

14,000 offices in twelve markets: Spain, the U.K., Germany, Poland, Portugal, the U.S., Brazil, Mexico, Chile, Argentina, Uruguay and Puerto Rico.

The integration of Santander, Banesto and Banif will allow the rationalization of the branch network, with the closure of about 700 of the three banks’ 4,664 offices. Santander will reinforce its specialized business network, thanks to Banesto’s leadership in SME financing, and in private banking, where Banif is the market leader in Spain.

The group’s combined market share of branches in Spain will increase from 10% in 2008 to 13% in 2015, as the expected reduction in branches is considerably less than the decline in the sector as a whole. At the end of 2015, Spain will have an estimated 30,000 bank branches, an overall decline of 16,000, or 35%, in eight years.

The reduction in total employment stemming from the branch closures will be implemented gradually, without abrupt cuts. This will be achieved by transfers to other units of the Group, in Spain as well as abroad, natural turnover and incentivized departures.

This restructuring will generate cost savings equivalent to 10%, or about EUR 420 million in the third year. Moreover, revenues are expected to increase by EUR 100 million, providing total annual pretax synergies of EUR 520 million from the third year. The merger will add value from the start, increasing earnings per share by 3% in the third year.

“Banesto has been a leader in Spanish banking in the last 20 years. It successfully combined prudent risk management with best- in-class performance in customer service. The integration of Banesto and Santander involves no execution risk. The two banks have shared a banking platform for a long time. Banesto staff will continue to play a key role in the Santander group in the coming years,” said Santander Chief Executive Alfredo Sáenz.

The absorption of Banif, a 100%-owned unit of the Group, will reinforce Santander’s specialised private banking network in Spain. Banif, whose integrated model of private banking sets it apart from its competitors, has EUR 36 billion of assets under management and 550 employees in 52 branches. Grupo Santander is the leader in wealth management in Spain, with some EUR 78 billion of assets under management.

Banco Santander was named Best Bank in the World by Euromoney magazine in 2012. In its stress test of the Spanish financial sector, Oliver Wyman confirmed Santander was the only bank that would increase its capital ratios, even in the most adverse scenario, with surplus capital of EUR 25,300 million in 2014, without ever having received state aid. Santander’s absorption of Banesto will have a neutral effect on its capital ratios.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2	2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
comunicacionbancosantander@gruposantander.com